UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549
                      ________________________________

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. 3)

                      Odyssey Marine Exploration, Inc.
__________________________________________________________________________
                             (Name of Issuer)

               Common Stock, $0.0001 par value per share
__________________________________________________________________________
                     (Title of Class of Securities)

                                67611810 2
__________________________________________________________________________
                              (CUSIP Number)

                           James E. MacDougald
                     260 1st Avenue South, Suite 110
                     St. Petersburg, Florida 33701
                              (727) 823-9292
__________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                          September 17, 2004
__________________________________________________________________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

                               SCHEDULE 13D
CUSIP No. 676118 10 2                                 Page 2 of 7 Pages

__________________________________________________________________________

1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
__________________________________________________________________________

        MacDougald Family Limited Partnership
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]
__________________________________________________________________________

3	SEC USE ONLY
__________________________________________________________________________

4	SOURCE OF FUNDS

        Not applicable
__________________________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E):
__________________________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        MacDougald Family Limited Partnership is organized as a Nevada limited partnership.
__________________________________________________________________________

        NUMBER OF SHARES            7     SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                       4,713,908
                                    ______________________________________

                                    8     SHARED VOTING POWER
                                    ______________________________________

                                    9     SOLE DISPOSITIVE POWER

                                          4,713,908
                                    ______________________________________

                                    10    SHARED DISPOSITIVE POWER

                                    ______________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,713,908
__________________________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:
__________________________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.3%
__________________________________________________________________________

14	TYPE OF REPORTING PERSON

        PN
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 676118 10 2                                 Page 3 of 7 Pages
__________________________________________________________________________

1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MacDougald Management, Inc.
__________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]
__________________________________________________________________________

3	SEC USE ONLY
__________________________________________________________________________

4	SOURCE OF FUNDS

        Not applicable
__________________________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E) :
__________________________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        MacDougald Management, Inc. is a Nevada corporation.
__________________________________________________________________________

        NUMBER OF SHARES            7     SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                       4,713,908
                                    ______________________________________

                                    8     SHARED VOTING POWER
                                    ______________________________________

                                    9     SOLE VOTING POWER

                                          4,713,908
                                    ______________________________________

                                    10    SHARED DISPOSITIVE POWER

__________________________________________________________________________

11      SOLE VOTING POWER

        4,713,908
__________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES :
__________________________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.3%
__________________________________________________________________________
14	TYPE OF REPORTING PERSON

        CO
__________________________________________________________________________

                               SCHEDULE 13D
CUSIP No. 676118 10 2                                 Page 4 of 7 Pages
__________________________________________________________________________

1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James E. MacDougald
__________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]
__________________________________________________________________________

3	SEC USE ONLY
__________________________________________________________________________

4	SOURCE OF FUNDS

        Not applicable
__________________________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)  :
__________________________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
__________________________________________________________________________

        NUMBER OF SHARES            7     SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                       4,713,908
                                    ______________________________________

                                    8     SHARED VOTING POWER
                                    ______________________________________

                                    9     SOLE DISPOSITIVE POWER

                                          4,713,908
                                    ______________________________________

                                    10    SHARED DISPOSITIVE POWER

__________________________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,713,908
__________________________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES :
__________________________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.3%
__________________________________________________________________________

14	TYPE OF REPORTING PERSON

        IN
__________________________________________________________________________

    This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on March 9, 2001 (the "Initial
Schedule 13D") by MacDougald Family Limited Partnership, a Nevada limited partnership ("MFLP"), MacDougald Management, Inc., a Nevada corporation ("MMI"), and James E. MacDougald (collectively, the "Reporting Persons"), as amended by Amendment No. 1 thereto filed on October 25, 2001
("Amendment No. 1") and Amendment No. 2 thereto filed on November 20, 2003 ("Amendment No. 2"). This Amendment No. 3, together with the Initial
Schedule 13D, Amendment No. 1, and Amendment No. 2, are referred to collectively as the "Schedule 13D". The information set forth in Item 1 below is being included for reference purposes, but no change has occurred
with respect to such information.   Unless otherwise defined herein, all
capitalized terms shall have the meanings ascribed to them in the Schedule
13D.

    This Amendment No. 3 is being filed to report the sale by the Reporting Persons of certain of the outstanding shares of Common Stock (defined in Item 1 below) held by the Reporting Persons.

Item 1.  Security of Issuer

This Amendment No. 3 relates to shares of common stock, $0.0001 par value per share ("Common Stock"), of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 3604 Swann Avenue, Tampa, Florida 33609.

Item 4.  Purpose of Transaction

    This amendment is being filed to report the sale by MFLP of an aggregate of 2,380,100 shares of Common Stock.

    On September 17, 2004, MFLP sold 2,380,100 shares of Common Stock in open market transactions, pursuant to an effective Registration Statement on Form S-3 and the prospectus included therein.

    With respect to its remaining holdings of Securities, MFLP will continue to monitor its investment in, and ownership of, the Securities and may, as result thereof, determine to sell, transfer, or exchange the Securities to affiliates or third parties through private placements or market sales, acquire additional Securities, warrants, or options, or maintain its ownership position.

    Except as indicated in the Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)     any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

    (a) As of the date of hereof, the Reporting Persons beneficially own an aggregate of 4,713,908 shares of Common Stock, which represents approximately 12.3% of the shares of Common Stock which were outstanding as of May 31, 2004 (as reported by the Issuer in its Quarterly Report on Form 10-QSB filed on July 15, 2004).

    (b) For purposes of Section 13 of the Securities Act of 1933, as amended, MMI may be deemed to control MFLP, and James E.
            MacDougald may be deemed to control MMI and MFLP.   Each of
            the Reporting Persons may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all the Securities beneficially owned by MFLP.

    (c) The sales of the Common Stock by the Reporting Persons within the last 60 days is set forth in Exhibit 10 attached hereto and which is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

	Exhibit 10	Table of Transactions in the Common Stock by
                        Reporting Persons During the 60 Days Preceding this Amendment No. 3 to Schedule 13D.

                                  Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2004             MACDOUGALD FAMILY
                                       LIMITED PARTNERSHIP

                                       By:     MacDougald Management, Inc.
                                               its General Partner


                                       /s/ James E. MacDougald
                                       ----------------------------------
                                       James E. MacDougald,
                                       President


Dated:  September 22, 2004             MACDOUGALD MANAGEMENT, INC.


                                       /s/ James E. MacDougald
                                       ----------------------------------
                                       James E. MacDougald,
                                       President


Dated:  September 22, 2004             /s/ James E. MacDougald
                                       ----------------------------------
                                       James E. MacDougald (Individually)




                             Page 7 of 7 Pages

                               INDEX TO EXHIBITS

Exhibit
Number                   Description of Exhibits
-------                  -----------------------

10        --      Table of Transactions in the Common Stock by Reporting
                  Persons During the 60 Days Preceding this Amendment No. 3 to Schedule 13D.

                                                              Exhibit 10
                                                              ----------

                      TRANSACTIONS IN SHARES EFFECTED BY
                 REPORTING PERSONS DURING THE 60 DAYS PRECEDING
                    THIS AMENDMENT NO. # TO SCHEDULE 13D


    Name                Nature of    Date of Transaction  Number of  Price Per
    ----              Transaction(1)    (Trade Date)       Shares       Share
                      --------------  ------------------  ---------  ---------

MacDougald Family          Sale            09/17/04       1,000,000    $2.10
Limited Partnership
                           Sale            09/17/04       1,000,000    $2.10

                           Sale            09/17/04         380,100    $2.10

_____________________________________
(1)	Sales were effected in an open market transactions.